# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Moolec Science SA, CIK 0001937737
CUSIP: L64875104
Title of class of securities: Ordinary Shares, with a nominal value of US$0.10 per share
Address of issuer's principal executive offices: 89 Nexus Way, Camana Bay, Grand Cayman, Cayman Islands (E9), KY1-9009
Date of event which requires filing of this statement: 04/01/2026
Filed by CIK 0002090122
Persons authorized to receive notices and communications: Ignacio Rubio, c/o Agriculture Investment Group Corp., Craigmuir Chambers, Road Town, Tortola, Virgin Islands British (D8), VG1110, 598-2706-8323

## Reporting persons
- Agriculture Investment Group Corp. (CIK 0002090122): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 1,354,186; shared voting power 0; sole dispositive power 1,354,186; shared dispositive power 0; aggregate amount beneficially owned 1,354,186 (65.1% of the class)
  Comment: The percentage set forth in Row 13 is calculated based on 2,080,304 ordinary shares outstanding, which consists of (i) 726,118 ordinary shares outstanding as of January 5, 2026, as reported in the Issuer's current report on Form 6-K filed with the United States Securities and Exchange Commission on December 31, 2025, and (ii) 1,354,186 ordinary shares issued to Agriculture Investment Group Corp. ("AIGC") as a result of AIGC's conversion of an aggregate amount of $9,000,000 of Preference Shares into 1,354,186 ordinary shares of the Issuer pursuant to the terms of that certain Subscription Agreement dated December 9, 2024 between AIGC and the Issuer, as amended.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, with a nominal value of US$0.10 per share
Name of issuer: Moolec Science SA
Address of issuer's principal executive offices: 89 Nexus Way, Camana Bay, Grand Cayman, Cayman Islands (E9), KY1-9009

## Item 2. Identity and Background
Name of person filing: This Schedule 13D (this "Schedule 13D") is filed by Agriculture Investment Group Corp. ("AIGC" or the "Reporting Person").
Residence or business address: The principal business address of the Reporting Person is Craigmuir Chambers, Road Town, Tortola, British Virgin Islands, VG1110.
Present principal occupation or employment: AIGC is an agricultural company primarily dedicated to leasing land for livestock, rice, dryland farming, and forestry, as well as to its own agricultural production.
Criminal convictions in the last five years: During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: AIGC is a company incorporated under the laws of the British Virgin Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On April 1, 2026, the Reporting Person became the controlling shareholder of Moolec Science SA (the "Issuer"), holding 65.1% of the Issuer's outstanding shares following the partial conversion of its preference shares into ordinary shares (the "Conversion"). The Conversion was effected pursuant to the terms of the Subscription Agreement, dated December 9, 2024 (as amended and restated on June 16, 2025), between Bioceres Group Limited and AIGC, following completion of the business combination through which Bioceres Group Limited became a subsidiary of the Issuer.

The aggregate percentages of ordinary shares beneficially owned by the Reporting Person, and reported in this Schedule 13D, is calculated based on 2,080,304 Shares outstanding as of January 5, 2026, as reported by the Issuer in its current report on Form 6-K filed with the United States Securities and Exchange Commission on December 31, 2025.

## Item 4. Purpose of Transaction
Purpose of transaction: Except as described in Item 4 to this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Person, at any time and from time to time, may review, reconsider and change its position and/or change its purpose and/or develop such plans. Although the foregoing reflects plans and proposals presently contemplated by the Reporting Person with respect to the Issuer, the foregoing is subject to change at any time and is dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses above to Items 11 and 13 for each of AIGC.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses above to Items 7, 8, 9, and 10 for each of AIGC
Transactions in the class effected during the past sixty days: Except as disclosed in this Schedule 13D, no transactions in the ordinary shares or securities convertible into, exercisable for, or exchangeable for ordinary shares were effected during the past sixty days by the Reporting Person.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described in this Item 5, no one other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the ordinary shares beneficially owned by the Reporting Person as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: To the best of the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person or between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A

## Signatures
- Agriculture Investment Group Corp.: /s/ Ignacio Rubio, Ignacio Rubio/CEO (04/07/2026)